
ANOTHER REASON TO INVEST IN VENDUNI
MEET JUST 5 OF THE 22 TOP CHEFS BACKING OUR VISION. TODAY'S YOUR LAST CHANCE.
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22 chefs believe in Venduni. Here are 5 of t ... more
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FUELED BY VENDUNI
FUELED BY VENDUNI
LAVAZZA
venduni
"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation commitment of any kind."

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Sugartapes • Shibuya (Instrumental)

venduni_ In and out in under a minute.
No lines. No wait. Just really good coffee — fueled by Venduni.
Powered by AI, built for your hustle. ☕

#Venduni, #FueledByVenduni, #CoffeeOnTheGo, #SmartVending, #AIDriven, #FastCoffeeFix, #TechMeetsCoffee, #VendingReimagined, #GrabAndGo, #NextGenFuel

29w

4 likes
July 19, 2025

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REVIEW
OMG this place is so cute! I can't wait to try all these sweet treats.
vendūni
"We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation commitment of any kind."
venduni_
venduni_ Sweet treats + smart vending = my new happy place. #VenduniVibes
#VenduniVibes, #SmartSnacking, #DallasEats, #TreatYourself, #AIEats, #VendingReimagined, #SweetFinds, #OnTheGoEats, #SnackGoals, #TechMeetsTasty
29w
5 likes
July 21, 2025
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CLASSIC TIRAMISU
jar
CAKE
DALLAS MADE
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venduni_ and thesoundtx

venduni_ One jar to rule them all?
The tiramisu may be the crowd favorite, but behind it lies a lineup of legends.
This is just a taste of what Venduni has in store.

#VenduniEats, #JarCakes, #TiramisuLovers, #DallasEats, #AutomatedVending, #ChefCraftedDesserts, #SmartFoodDallas, #GrabAndGoGourmet, #FoodieFinds, #DallasFoodScene

28w

6 likes
July 22, 2025

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From: [redacted]
Subject: Venduni Intro Call Background
Date: February 2, 2026 at 3:19 PM
To: [redacted]
Cc: [redacted]

Hi [redacted],

Taco was excited to share your group's potential interest in investing in Venduni. As a La Duni customer, that makes the conversation even more fun and special.

Ahead of our call, would you mind sharing a bit of background on the principals and firms who may be joining? With the time we have allotted, I'd love to be mindful about steering the conversation toward areas of shared interest.

Also, please feel free to share our Wefunder page with your associates. We're in the process of updating it, but it should give a helpful overview of our vision and goals for the coming year.

Looking forward to the conversation and to meeting you on ZOOM on Thursday.

Regards,
Joe

Joseph L. Harberg
Co-CEO and Chief Tasting Officer
Venduni, Inc.
[redacted]

To: Venduni Investors

From: Joe Harberg, Taco Borga, and Duni Borga

Date: December 26, 2025

RE: Venduni Investor Update (Year-End 2025)

Good afternoon and Happy Holidays to you all. We wanted to provide you with an update before the end of the year, and as always, we are available to connect should you have any questions.

The past six months have been an exceptionally busy and formative period for Venduni. We encountered new hurdles, but each challenge strengthened the business, clarified our strategy, and reinforced our confidence as we move into 2026.

Below is a summary of key developments:

LOCATIONS & TESTING

ONE VICTORY PARK – LOBBY / VICTORY SOCIAL

We launched our first test location in Q1 2024 in the lobby of the One Victory Park office building. This initial phase allowed us to validate our equipment, operations, and demand for La Duni products within a controlled office environment.

As planned under our Location Agreement, in late 2024, we moved into the newly developed Victory Social food hall on the first floor of the same building. Victory Social had ambitious plans, a strong marketing vision, and experienced operators (the same group behind the creation of The Exchange at the AT&T HQ). Their planned extended hours—from early morning through late night—created an ideal opportunity for us to test pastries and desserts across all dayparts.

Unfortunately, despite some sales, the food hall concept never gained traction due to broader factors beyond our control, and we elected to conclude this test earlier this month.



VICTORY PARK – KEY TAKEAWAYS

Pros

- Successful start-up in an office environment
- Equipment and workflow validation
- Identified need to expand beyond a single-brand product mix
- Began generating sales beyond the "Happy Wall"

Cons

- Building occupancy remained around only 35%
- Low and inconsistent foot traffic in both the lobby and food hall
- No meaningful marketing support from the building or food hall
- No operating partner and limited sales volume

One of the most important outcomes of this test was realizing that variety and novelty are critical. This directly led to the creation of our **Dallas Culinary Dream Team**, bringing multiple chefs and cuisines into the platform.

CYPRESS WATERS – THE SOUND APARTMENTS

Later in 2024, we opened a second test location at Cypress Waters within The Sound Apartments. This site allowed us to test Venduni in a multi-family residential setting and provided our first experience working with an operating partner.

While the location itself was not in a high-traffic area, we generated consistent weekly revenue and supplemented sales through carts and tables at nearby park, office building, and community events. This month, we concluded the test and closed the location.

CYPRESS WATERS – KEY TAKEAWAYS

Pros

- Validated operations in a multi-family environment
- Tested additional equipment configurations
- Gained experience with an operating partner model
- Event-based revenue opportunities



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Cons

- Location was not centrally visible or walk-by friendly
- Apartments were spread out, limiting repeat daily traffic
- Product assortment was too limited to test the full concept, again suggesting the need for additional food categories and genres

Both Victory Park and Cypress Waters operated under percentage-rent agreements. While neither location was ultimately profitable, capital investment was limited, and both tests provided critical insights that help guide our growth strategy.

STATE FAIR OF TEXAS

2025 marked our second year at the State Fair of Texas, and we secured a larger, more visible footprint. While overall Fair attendance and sales declined versus last year, our favorable rental terms allowed us to generate a small location profit once again.

Thanks to Duni's new creations, we continued to stand out among food operators and received strong customer response. Looking ahead, we plan to expand beyond our pre-packaged offerings at the Fair and are optimistic that sales will rebound in 2026 with anticipated improvements and expanded food offerings.

[redacted] – UPCOMING TEST LOCATION

As we prepare for broader expansion in 2026, we are excited to announce our intention to open our newest Dallas test location at [redacted]

Once a downtown landmark in the 1980s, [redacted] is experiencing a strong resurgence under new entrepreneurial ownership. The [redacted]-square-foot complex includes:

- A 405-room [redacted]
- Two 25-story [redacted] with growing occupancy
- Skybridge access to the [redacted] Hotel and its 230,000+ square feet of active convention space, as well as two condo/apartment residential towers and the [redacted] office building

[redacted]

Our Venduni unit will be a free-standing kiosk in the lower-level food court, with strong sightlines from the hotel and both office towers. This location enables us to test:

- Larger office worker demand
- Hotel and convention traffic
- A potential 24/7 operating model, supported by round-the-clock security
- A more sophisticated operating partner opportunity

We will be sharing our Grand Opening announcement soon. There are also several other locations we have been working on and hope to announce in the first half of 2026.

INDUCTION COOKING & TECHNOLOGY PLATFORM

For most chefs, *Induction* is the preferred method for cooking and reheating, and it remains central to our vision.

Over the past year, we have been working closely with a [redacted]-based company that has created and operated over 200 locations using the same [redacted] refrigeration, freezer, and ambient vending systems we use. Like us, they became frustrated with the limitations of existing technology. In 2023, they partnered with a highly respected equipment manufacturer to develop an integrated solution—including reheating and selling —on a single platform.

While this group's primary focus has historically been operating micro-markets and convenience retail, they have recently made a strategic shift by divesting their location operations and committing fully to technology development and selling for deployment. Although they remain focused on selling technology to their core segments, Venduni is now an important partner as we work together to expand their platform into restaurant and chef-driven applications.

We are currently awaiting final commercial terms and, most importantly, a confirmed development timeline to work directly with their engineering team and our chef partners.

[redacted]

vendūni

CULINARY DREAM TEAM

We are proud to have executed Collaboration Agreements with 25+ chefs and restaurants across Dallas–Fort Worth, representing more than 30 cuisines. Our intention is for each chef to develop 3–5 initial dishes with us, creating an ambitious but exciting roadmap for the first half of 2026. We are also exploring how we can help our partners internally support take-out and delivery through our process.

We are deeply grateful for their creativity, patience, and belief in this new Smart Hospitality category. The full Culinary Dream Team list is attached.

FUNDRAISING UPDATE

As previously shared, we launched our initial raise on StartEngine in May. After several false starts and before closing our first round, we made the difficult but necessary decision to transition to WeFunder and now expect to file our Form C within the next two weeks.

WeFunder has proven to be a better long-term fit due to:

- Evergreen fundraising versus fixed short-term windows
- Greater flexibility in capital withdrawals
- Clearer and lower fees with a more straightforward valuation structure
- Deeper marketing support following Form C approval

After making this decision, there was a pause in our fundraising push due to several factors:

- Delayed StartEngine release of funds back to investors until mid-August
- Updates to corporate documents to support a larger raise and future equity plans (including a stock option plan for employees, operating partners, and key vendors)
- An agreement allowing for a Reg D raise alongside our Reg CF raise
- The government shutdown and layoffs impacting filing and approval timelines



This additional time has allowed us to sharpen our story, clarify our use of funds, and better align capital deployment with upcoming operations, locations and events.

We currently have nearly $55K committed, with an additional $20K expected to invest upon Form C approval. Check out our WeFunder page (currently viewed "by invitation, only").

FINANCIALS

We are currently working closely with our bookkeepers and accountants to finalize Venduni's 2025 financials. We expect to complete our 2025 Reviewed Financial Statements within the first three weeks of January. Once finalized, these financials will be posted on our Wefunder page in full compliance with SEC requirements, ensuring transparency for both current and prospective investors.

LOOKING AHEAD

While smart café concepts have seen widespread adoption across Asia and are gaining momentum in Europe, we are effectively introducing a new food-delivery category to North America. Although this has taken longer than initially anticipated, our focus remains on building the model correctly and setting the foundation for long-term success.

As 2025 comes to a close, we want to sincerely thank you for your continued support over the past two years. The journey has not been without challenges, but we are excited about 2026 and confident that the work we've done will translate into profitable execution in the year ahead.

Warmest regards and a very Happy New Year,

Joe, Taco, and Duni

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Smartcafe & Micromarket

Culinary Dream Team Collaboration

SIGNED MEMBERS OF THE VENDUNI CULINARY DREAM TEAM

√ Chef David Holben, Continental and Meats. PIC
√ Chef Abraham Salum of Salum American.
√ Chef & Restauranteur Pascal Cayet of Lavendou, French Provençal.
√ Chef Fernando Barrera salads, wraps and sandwiches of Latin Deli.
√ Restauranteur Pardeep Sharma of Roti Kitchen, Indian
√ Designer Chef Hatsumi Kuzu, Asian
√ Chef Kent Ratburn, BBQ + specials
√ Chef Taco Borga, Latin, Mexican, and all things that taste really good
√ Chef Duni Borga, Desserts, Pastries and all things sweet
√ Chef Robert Olson of Anthony's Eatalian, Italian
√ Chef Beau Nazary of Izmir Café, Mediterranean
√ Chef Jesse Carmona from Pesca + Taco Milagro, Mexican and Continental
√ Bar-Chef Daniel Guillen Modern Peruvian + Craft Cocktails of El Cantinero.
√ Chef Sharon VanMeter.
√ Chef Hugo Galvan of Hugo's Bar.
√ Michelle Carpenter of Beatrice.
√ Chef Lori Finkelman Continental
√ Chef Uno Immanivong of Red Stix Asian
√ Chef Mirella Velazquez Corp chef of Cinepolis.
√ Adrian Verdin & Chef Thomas Cook from Cafe Olivia
√ LaGina from Calming snow ball Apiary. PIC
√ Markus Pineyro of Oomi
√ Lauran Plaskoff Weiner from Big Al's Smoke House BBQ
√ Chef Tom Fleming of Crossroads Dinner
√ Sean Jet of Humble Pies
√ Ava Skipworth of Monster Yogurt
◦ Miriam Jimenez founder of Miriam's Cocina Latina



CUISINES

- French - Traditional Italian - Latin - Traditional Mexican - Peruvian - Tex-Mex - Northern Italian - Continental - Southern Italian - Eclectic - Fusion - BBQ - Asian Thai - Indian - Mediterranean - American - Southern Comfort - Japanese - Healthy – Mediterranean - Breakfast - Salads - Wraps - Sandwiches - Soups & Broths - Specialty Meats Seafood - Southern Mexican - Northern Mexican - Brunch - Pastries & Desserts - Jewish

- Breakfast, Lunch, Brunch, Supper, Dinner, Snacks, Desserts